SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			  Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of July 10, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.







  CORPORACION DURANGO ANNOUNCES THE ISSUANCE OF US$175,000,000 OF ITS 13 3/4 %
     SENIOR NOTES DUE 2009 AND THE ACCEPTANCEFOR PURCHASE OF US$103,480,000
         MILLION OF ITS 12 5/8 % NOTES DUE 2003 TENDERED IN CASH TENDER OFFER


  Placement of long term bonds in the amount of $175 million

  Early repurchase of 2003 bonds and prepayment of bank debt

  Improved debt profile and financial flexibility

  Reduced debt maturities significantly until 2006

  Positive business outlook for Durango


Durango, Mexico  July 9, 2002. Corporacion Durango, S.A. de C.V. (NYSE: CDG;
BMV: CODUSA) ("Durango" or the "Company'), the largest integrated paper producer based in Mexico, today announced the successful completion of the offering of its 13 3/4 % Senior Notes due 2009 (the "Securities") in an aggregate principal amount of US$175,000,000 and that it has accepted for purchase US$103,480,000 million of its 12 5/8 % Senior Notes due 2003 tendered in the cash tender offer that expired on July 9, 2002 ( the "Tendered Notes"). Durango will use the net proceeds of the offering to purchase the Tendered Notes, to repay short and long-term debt and to pay the expenses of the tender offer and the offering.

The Securities are guaranteed, jointly and severally, on an unsecured basis by Empaques de Carton Titan, S.A. de C.V., Compania Industrial de Atenquique, S.A. de C.V., Ponderosa Industrial de Mexico, S.A. de C.V.
and Industrias Centauro, S.A. de C.V., each a subsidiary of the Company (collectively, the "Guarantor Subsidiaries"). In connection with the offering of the Securities, the Company's outstanding 131/8% Senior Notes due 2006 and 13 1/2 % Senior Notes due 2008 were guaranteed jointly and severally, on an unsecured basis by the Guarantor Subsidiaries.

The successful offering and tender offer have improved the Company's debt maturity profile and enhanced its financial flexibility, and are further evidence of the Company's track record of anticipating future debt maturities, enabling the Company to maintain investor confidence and preserve its standing in financial markets.

The issuance of the Securities leaves Durango without any significant debt maturities until August 2006, and positions the Company to take full advantage of the overall improvement in the paper industry conditions.

"Durango completed this refinancing transaction despite adverse and deteriorating market conditions in both the high yield and emerging markets, a great accomplishment," stated Mayela Rincon de Velasco, the Company's Chief Financial Officer.

"The outlook for Corporacion Durango's business is positive," Ms. Velasco added. "Our company is committed to take full advantage of the next industry up-cycle and to continue emerging as the leader in its market while converging, along with Mexico, with the North American region. After a profound recession in the international paper industry, Durango and the paper industry as a whole are entering a favorable new cycle of rising prices and higher demand for practically all types of paper and paper products. This upturn, coupled with improved results expected for our Company, should lead to increased liquidity in the coming years thereby permitting Durango to lower its capital costs."

This release contains forward-looking statements that involve risks and
uncertainties.    The actual results achieved by the Company may differ
significantly from the results discussed in the forward-looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.






                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  July 10, 2002		     By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer